SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11/CT

02060694

SEC File No: 82-3622

3 December 2002

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 16 2002 WASH. D.C. 180 SECTION

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATION LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunication Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Sr. Legal Counsel

Encs.

dlw 12/20

MASNET No. 93 OF 29.11.2002
Announcement No. 113

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding/Interest of Director of Subsidiary

Name of director of subsidiary:	Lim Toon
Date of notice to company:	28/11/2002
Date of change of shareholding/interest:	01/11/2000 01/11/2002
Name of registered holder:	Lim Toon
Circumstance giving rise to the change:	Others
Please specify details:	Loyalty Shares

Shares held in the name of registered holder

No. of shares of the change:	100
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	64,640
% of issued share capital:	
No. of shares held after change:	64,740
% of issued share capital:	

Holdings of Director of subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,690	64,640
% of issued share capital:		
No. of shares held after change:	1,740	64,740
% of issued share capital:		
Total shares:	1,740	64,740

The 100 loyalty shares includes 50 loyalty shares granted on 1 November 2000.

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Mdm Lau Suan Chu, spouse of Mr Lim Toon.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 78 OF 27.11.2002
Announcement No. 78

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Ng Yoke Weng
Date of notice to company:	27/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Ng Yoke Weng
Circumstance(s) giving rise to the interest: Please specify details:	Others Loyalty Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	60
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: % of issued share capital:	13,620
No. of shares held after the transaction: % of issued share capital:	13,680

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: % of issued share capital:		13,620
No. of shares held after the transaction: % of issued share capital:		13,680
Total shares:		13,680

Submitted by Chan Su Shan (Ms), Company Secretary on 27/11/2002 to the SGX

MASNET No. 77 OF 27.11.2002
Announcement No. 77

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	William Tan Soo Hock
Date of notice to company:	26/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	William Tan Soo Hock
Circumstance(s) giving rise to the interest: Please specify details:	Others Loyalty Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	50
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: % of issued share capital:	39,810
No. of shares held after the transaction: % of issued share capital:	39,860

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: % of issued share capital:		39,810
No. of shares held after the transaction: % of issued share capital:		39,860
Total shares:		39,860

Submitted by Chan Su Shan (Ms), Company Secretary on 27/11/2002 to the SGX

Attn: Gavin
Fax: 001 61 2 9342 6333

MASNET No. 72 OF 26.11.2002
Announcement No. 72

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Interests

Name of director:	Lee Hsien Yang
Date of notice to company:	26/11/2002
Date of change of interest:	26/11/2002
Name of registered holder:	Lee Hsien Yang
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.31
No. of shares held before the transaction: **% of issued share capital:**	552,393
No. of shares held after the transaction: **% of issued share capital:**	652,393

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,740	552,393
No. of shares held after the transaction: **% of issued share capital:**	1,740	652,393
Total shares:	1,740	652,393

Submitted by Chan Su Shan (Ms), Company Secretary on 26/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 65 OF 26.11.2002
Announcement No. 65

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Shin Koi
Date of notice to company:	26/11/2002
Date of change of shareholding:	01/11/2002
Name of registered holder:	Lee Shin Koi
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Loyalty Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	50
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction: **% of issued share capital:**	76,690
No. of shares held after the transaction: **% of issued share capital:**	76,740

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	6,690	76,690
No. of shares held after the transaction: **% of issued share capital:**	6,740	76,740
Total shares:	6,740	76,740

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Mdm Choo Lee Heng, spouse of Mr Lee Shin Koi.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/11/2002, the date of receipt of the notice, to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	29/11/2002
Date of change of interest:	28/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,532,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3587
No. of shares held before the transaction:	464,850,355
% of issued share capital:	2.61
No. of shares held after the transaction:	466,382,355
% of issued share capital:	2.61

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,050,538,673	
% of issued share capital:	5.89	
No. of shares held after the transaction:	1,052,070,673	
% of issued share capital:	5.9	
Total shares:	1,052,070,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 67 OF 02.12.2002
Announcement No. 67

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	02/12/2002
Date of change of interest:	27/11/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.32000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,086,000	11,971,745,596
% of issued share capital:	0.04	67.16
No. of shares held after change:	8,186,000	11,971,745,596
% of issued share capital:	0.05	67.16
Total shares:	8,186,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 79 OF 27.11.2002
Announcement No. 79

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	26/11/2002
Date of change of interest:	26/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares from an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	461,000
% of issued share capital:	0.003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	464,389,355
% of issued share capital:	2.605
No. of shares held after the transaction:	464,850,355
% of issued share capital:	2.608

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,050,109,673	
% of issued share capital:	5.891	
No. of shares held after the transaction:	1,050,570,673	
% of issued share capital:	5.894	
Total shares:	1,050,570,673	

Tha Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companie Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 27/11/2002, the date of receipt of notice, to the SGX

MASNET No. 35 OF 26.11.2002
Announcement No. 35

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/11/2002
Date of change of interest:	25/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	934,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	477,399,907
% of issued share capital:	2.68
No. of shares held after the transaction:	478,333,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,049,398,113	
% of issued share capital:	5.89	
No. of shares held after the transaction:	1,050,332,113	
% of issued share capital:	5.89	
Total shares:	1,050,332,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/11/2002, the date of receipt of notice, to the SGX

MASNET No. 34 OF 26.11.2002
Announcement No. 34

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/11/2002
Date of change of interest:	25/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	222,440
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	464,166,915
% of issued share capital:	2.6
No. of shares held after the transaction:	464,389,355
% of issued share capital:	2.61

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,049,175,673	
% of issued share capital:	5.89	
No. of shares held after the transaction:	1,049,398,113	
% of issued share capital:	5.89	
Total shares:	1,049,398,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/11/2002, the date of receipt of notice, to the SGX

MASNET No. 82 OF 29.11.2002
Announcement No. 102

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement -
(I) Transfer of interest in Virgin Mobile Holdings Pte Ltd and Virgin Mobile (Asia) Pte Ltd
(II) Transfer of shares in Virgin Mobile (Singapore) Pte Ltd

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

(I) TRANSFER OF INTEREST IN VIRGIN MOBILE HOLDINGS PTE LTD AND VIRGIN MOBILE (ASIA) PTE LTD

(II) TRANSFER OF SHARES IN VIRGIN MOBILE (SINGAPORE) PTE LTD

Further to the joint press release made by Singapore Telecommunications Limited ("SingTel") and the Virgin Group on 8 July 2002, SingTel wishes to announce that SingTel has ceased to be a shareholder of Virgin Mobile Holdings Pte Ltd ("VMH"), an investment holding company, following the transfer by SingTel of its entire stake, comprising 8,750,000 ordinary shares of par value S$1 each, in VMH to the other shareholder, Virgin Management Limited. As a consequence, SingTel no longer has an interest in Virgin Mobile (Asia) Pte Ltd ("VMA"), a subsidiary of VMH.

In addition, Virgin Mobile (Singapore) Pte Ltd ("VMS") has become a wholly-owned subsidiary of SingTel, following the transfer of all of the ordinary shares of par value S$1 each in VMS by VMA to SingTel.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 29 November 2002

Submitted by Chan Su Shan (Ms), Company Secretary on 29/11/2002 to the SGX

Not Price-sensitive

MASNET No. 7 OF 28.11.2002
Announcement No. 7

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - M1, SingTel and StarHub launch inter-operator MMS

Attached is a news release made by Singapore Telecommunications Limited on the above.

Release28Nov02.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 28/11/2002 to the SGX

M1 SingTel StarHub

News Release

M1, SingTel and StarHub launch inter-operator MMS

World's first nationwide cross-network MMS initiative

Singapore, 28 November 2002 – The three Singapore mobile operators, M1, SingTel and StarHub jointly announced today the launch of inter-operator Multimedia Messaging Service (MMS) for their customers. The initiative marks a world's first in achieving nation-wide MMS interoperability.

The service will enable subscribers of the three operators to exchange multimedia messages across their mobile networks. With inter-operator MMS, the multimedia messages will be received directly on a customer's MMS-enabled handsets. Previously, a customer with MMS-enabled handsets could only retrieve cross-network MMS via the respective operator's website.

Customers who do not use MMS phones will still be notified via SMS to retrieve any MMS messages sent to them at their mobile operator's website.

Inter-operator MMS is available with immediate effect. To encourage the use of inter-operator MMS, subscribers of the three mobile operators will enjoy free MMS service initially.

Mr Neil Montefiore, Chief Executive Officer of M1, said: "The three operators have been working towards implementing inter-operator MMS in the shortest possible time for the benefit of mobile phone users and I am very pleased that we have now achieved it within the desired time frame. Significantly, we also have, in the process, made available the world's first nationwide inter-operator MMS. This development plus the current on-going consumer educational campaign on MMS mounted jointly by the three operators should greatly help boost awareness and usage of MMS among mobile phone users in Singapore."

Mr Lucas Chow, Chief Executive Officer of SingTel Mobile, said: "SingTel Mobile has always believed in not just growing our business but the industry as a whole. We had initiated the push for the three operators to be the first in the world to achieve inter-operator MMS nationwide and we are pleased with the outcome. This is an example of how co-operation, and not necessarily competition, among the operators will benefit all mobile phone users. Inter-operator MMS is an important step to drive take-up and usage of the service. MMS offers an enhanced messaging experience for our customers and now there is the added convenience of being able to send MMS to their friends on different networks."

"StarHub is pleased to play a key role in this nationwide cross-networks initiative. It demonstrates the operators' leadership and ability in 'co-opetition', and puts Singapore in the forefront of mobile messaging," said Mr Chan Kin Hung, Vice President, StarHub Mobile.

M1 SingTel StarHub

"Our unwavering MMS strategy has always been to ensure that our customers are able to enjoy a seamless and extensive messaging experience. Initially, we offered MMS roaming, then global MMS, and now, local MMS interoperability. Our customers will truly have the complete MMS experience. They can send and receive MMS anytime, anywhere, locally or overseas!"

M1 customers can visit www.m1.com.sg or call the M1 hot-line 1627 for more information. SingTel customers can go to www.e-ideas.com.sg or call 1800-4343327 (1800-4-EIDEAS) for more information. For StarHub customers, they can go to www.starhub.com or call 1633 for more details.

~~~~~~~~~~~~~~~~~~

About M1
M1, Singapore's, leading provider of mobile voice and data communication services, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg

About SingTel
SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

About StarHub
StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. It operates its own nation-wide broadband network that delivers multi-channel CableTV services, data services, voice services, and Internet access services. StarHub also operates its own GSM network that is fully upgraded for GPRS services.
~~~~~~~~~~~~~~~~~~

M1 SingTel StarHub

Driven by a passion for listening and providing what customers want, StarHub endeavours to bring affordable and premium quality services with innovative and useful features to all its customers.

StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. This unwavering commitment will further strengthen Singapore's position as a leading info-communications hub in the region. Visit StarHub at www.starhub.com for your communications needs.

SEC File No: 82-3622

MASNET No. 13 OF 28.11.2002
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - C2C and TIME dotCom sign agreement to provide one-stop services

Attached is a news release made by Singapore Telecommunications Limited on the above.

Release28Nov02b.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 28/11/2002 to the SGX

SEC File No: 82-3622

TIME

C2C

Mr Hoh Wing Chee, Chief Operating Officer of C2C, said: "This agreement greatly enhances the market positions of both C2C and TIME in this region. This effort also allows C2C to enter the Malaysian market which has vast business potential, to provide connectivity to other parts of the world. For customers and international businesses targeting to enter Malaysia's dynamic market place, this cooperation provides the perfect platform for them to extend their operations directly into key Malaysian cities. We are glad that we are able to work with TIME to mutually explore business opportunities in Malaysia. With our cable network and TIME's market influence, this is a win-win situation where both companies will benefit tremendously."

This venture with C2C will help TIME roll out the latest telecommunications services in Malaysia. This will be the first of many ventures that the local telco hopes to work on with C2C, to provide a series of world-class infocommunications services in the country.

"Our experience and expertise in this area, among others, will ensure that we, together with C2C, will build one of the strongest telecom infrastructures in Malaysia and the region. The buzzword in the telecommunications sector today is bandwidth. Thus through this agreement, we will be able to meet the needs of both our customers for higher bandwidth and provide the stimulus to drive the Internet and e-commerce activities between Malaysia and C2C's point of presence (POP) in the Asia Pacific region," concluded Mek Yam.

About C2C

C2C is a cutting-edge private cable development company developing one of the world's largest submarine cable networks. The 17,000 km cable network uses state-of-the-art Dense Wavelength Division Multiplexing technology that will meet the needs of next generation networks.

Unlike traditional submarine cable systems in Asia that provide shore-to-shore connectivity, C2C works with local carriers in the various target markets to provide a one-stop-shop for city-to-city (C2C) connectivity. This means that C2C customers can purchase capacity on direct links to the various major business centres in Asia and the US from C2C and its landing parties. Capacity on the C2C network is available on a wholesale basis to other carriers that have a need to carry traffic to, from and within the Asian region and onwards to North America.

C2C's investors include SingTel, Globe Telecom Inc (Philippines), GNG Networks Inc (South Korea), iAdvantage (Hong Kong), KDDI-SCS (Japan), KDDI (Japan), New Century Infocomm Company (Taiwan) and Tycom Asia Networks (USA).

TIME

C2C

About TIME dotCom

TIME dotCom as Malaysia's integrated communications solutions provider offers a complete and comprehensive range of services to both domestic and international markets from voice and data communications to broadband, Internet, global managed services, mobile, payphones and various multimedia solutions. Our strong capabilities in packaged broadband solutions and fixed Wireless broadband access, well positions us for a high-speed mobile data world.

MASNET No. 4 OF 29.11.2002
Announcement No. 4

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

News Release - SingTel, CAT and Telkom sign agreement to build new cable system

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-291102.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 29/11/2002 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel, CAT and Telkom sign agreement to build new cable system

NEC appointed to construct Thailand-Indonesia-Singapore network

Singapore, 29 November 2002 - Singapore Telecommunications Limited (SingTel), Communications Authority of Thailand (CAT) and PT. Telekommunikasi Indonesia Tbk (Telkom) have signed a construction and maintenance agreement to form a consortium to plan and build the TIS (Thailand-Indonesia-Singapore) cable network.

A separate contract was also signed by the consortium members and NEC Corporation, a cable manufacturer and network builder, to begin construction of the network.

At an estimated length of 1,000 km, the TIS cable network will land in Songkhla (Thailand), Batam (Indonesia) and Changi (Singapore). The new network will utilize SDH (Synchronous Digital Hierarchy) technology with an equipped capacity of 30 Gbps (Gigabits per second).

Mr Ng Seng Sum, Head of SingTel International Network, said: "With Indonesia and Thailand building their infrastructure to support the growing demand for bandwidth in their respective markets, SingTel is pleased to support this cable project that will further strengthen the communication links between Singapore and the other two countries.

"Currently, there are only a few cable networks that connect Indonesia and Thailand to the rest of Asia, and only APCN (Asia Pacific Cable Network) and SMW 3 (South-East-Asia, Middle-East, Western-Europe) link Singapore and the other two countries directly. To ease the expected traffic bottleneck, it is important that the three carriers have come together to plan ahead to meet future demand.

"It is also the perfect time to undertake a new cable project as we are able to leverage on the industry downturn to achieve substantial cost-savings with suppliers."

Construction of the TIS cable network will take around 12 months and is expected to be Ready-For-Service (RFS) by the end of 2003. Once completed, the TIS cable network will inter-connect to other regional networks such as C2C and i2i, via Singapore.

~~~~~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~~~~~

SingTel

SEC File No: 82-3622

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

MASNET No. 4 OF 03.12.2002
Ar.:iouncement No. 4

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Releaes - SingTel's efforts to win corporate sales in Hong Kong paying off

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-03Dec2002.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 03/12/2002 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel's efforts to win corporate sales in Hong Kong paying off

Hong Kong, 3 December 2002 – Singapore Telecommunications Ltd (SingTel) said today that efforts to step up its presence and enhance its capabilities in Hong Kong are paying off with very strong revenue growth coming from data sales to corporate clients in the Special Administrative Region.

SingTel's Hong Kong office recently clinched deals to provide communications services to Hong Kong companies like Anglo-Eastern Shipping and Ming Pao. The company also counts blue-chip multinationals in Hong Kong like Citigroup, Deutsche Bank, IBM and Visa among its key customers.

Hong Kong is one of SingTel's top three regional markets outside Singapore. SingTel set up its office in the city in 1996. Over the years, the office has expanded and now employs more than 50 staff, mostly local professionals. In mainland China, SingTel has offices in Beijing, Shanghai and Guangzhou, and plans to open a fourth one in Shenzhen.

Infrastructure development

SingTel has beefed up its infrastructure in Hong Kong to sharpen its competitive edge to serve the communication needs of companies requiring connectivity to Asia and the rest of the world. It offers an extensive suite of voice and data services to corporate customers in Hong Kong, including International Leased Circuits, Frame Relay, IP (Internet Protocol) and ATM (Asynchronous Transfer Mode) services.

SingTel has invested US$20 million to develop, manage and operate two data centers, in Shatin (New Territories) and Chai Wan (Hong Kong Island) with a total floor area of 36,000 square feet. The two data centres which opened in January 2000 and March 2002, are part of an extensive network of data centres that SingTel has rolled out in Asia to provide ΣXPAN, its full suite of managed hosting telco services.

The data centres in Shatin and Chai Wan are linked via SingTel's extensive submarine cable systems, including APCN 2, C2C and SEA-ME-WE 3. They are also connected to the SingTel Internet Exchange (STiX), Asia's biggest Internet backbone with connectivity to other Internet exchanges in the United States, Europe and Asia.

Growth outside Singapore

Regional markets like Hong Kong will be an increasingly important source of revenue for SingTel's corporate business. Presently, customers who do not have at least one circuit originating or terminating in Singapore, account for less than five per cent of SingTel's corporate business revenue. It is expected that by 2005, this will increase to as much as 30 per cent.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

SingTel is a participant at ITU Telecom Asia 2002 held in Hong Kong from 2 - 7 December 2002.

SingTel

SEC File No: 82-3622

Annex

SingTel in Hong Kong

Milestones

May 1996	Established SingTel Representative Office in Hong Kong
November 1996	Obtained Public Non-Exclusive Telecommunications Services (PNETS) Licence
May 1997	Obtained International Value-Added Network services (IVAN) Licence
January 1999	Obtained External Telecommunications Services (ETS) Licence
January 2000	Opened first data centre in Shatin
January 2000	Obtained Internet Service Provider (ISP) licence
December 2000	Expanded data centre in Shatin
January 2002	Launched SingTel Internet Exchange (STiX) service in Hong Kong
March 2002	Launched Managed Hosting Services (ΣXPAN) in Hong Kong
March 2002	Opened second data centre in Chai Wan

Quality and reliable services

SingTel offers quality, reliable products and services at competitive prices. Its offerings in Hong Kong include:

SingTel *ConnectPlus* – a suite of managed network services that meets the telecommunications and traffic needs of business customers based in the Asia-Pacific and beyond. The solutions include International Leased Circuit, Frame Relay, Internet Protocol, and ATM.

SingTel Internet Exchange (STiX) – offers high speed, high quality Internet access services to Internet service providers and corporate customers throughout the world.

SingTel *ΣXPAN* – an end-to-end managed hosting solution supported by a pan-Asian network of data centres.

SingTel *VoicePlus* – a wholesale international voice service offering top-notch voice quality at low cost.

SingTel voice services – including International Direct Dial (IDD1500), International Toll-Free Service (ITFS) and audio conference (WorldConference).